December 17, 2015

Ms. Sally Samuel

Branch Chief

Disclosure Review Office 3

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Life Insurance Company
Massachusetts Mutual Variable Life Separate Account I
Strategic Group Variable Universal Life II (“GVUL II”)
Pre-Effective Amendment No. 2 on Form N-6
File Nos. 333-206438 and 811-08075

Dear Ms. Samuel:

Thank you for your comment provided via telephone on December 16, 2015 regarding the above-referenced filing.

Pursuant to our discussion, we have revised the refund language in the second paragraph of the “Your Right to Return the Certificate” section of the prospectus to provide as follows:

The refund will equal any premium paid for this certificate plus interest credited to this certificate under the GPA to the date this certificate is received by us.

As we discussed, this language is appropriate given that, during the Free Look period, all premiums for all certificates are allocated to the Guaranteed Principal Account (GPA). I can confirm that even in states where only a refund of premium is required, we will refund premium plus any interest credited under the GPA. I have included a marked copy of the revised page in the prospectus that reflects this change.

We will incorporate this change into a Rule 497(c) filing that will be filed following the effectiveness of the above-referenced filing. Please call me at (413) 744-6240 or e-mail me at gmurtagh@massmutual.com if you have any questions regarding this letter or if you need any additional information.

Sincerely,

/s/ Gary F. Murtagh

Gary F. Murtagh

Vice President and Senior Counsel

Massachusetts Mutual Life Insurance Company